[redacted]

SE 14047129 ; COMMISSION
549

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

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PUBLIC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68574

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Bexil Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Hanover Square
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas O'Malley 212-785-0900
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name — if individual, state last, first, middle name)

100 Park Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

SEC 1410 (06-02)

3/21/14 2A

OATH OR AFFIRMATION

I, Thomas O'Malley , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bexil Securities LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Vice President
Chief Financial Officer

Title

Notary Public

IRENE K. KAWCZYNSKI
Notary Public, State of New York
No. 01KA4899282
Qualified in Kings County
Commission Expires June 29, 2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the Securities Investor Protection Corporation Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on internal control required by SEC Rule 17a-5.
- ☐ (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Account Pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section
FEB 28 2014
Washington DC
404

Bexil Securities LLC
(a wholly-owned subsidiary of Bexil Corporation)

Statement of Financial Condition
December 31, 2013

FILED PURSUANT TO RULE 17a-5(e)(3) AS A PUBLIC DOCUMENT

The report accompanying these financial statements was issued by BDO USA, LLP, a Delaware limited liability partnership and the U.S. member of BDO International Limited, a UK company limited by guarantee.

BDO

Bexil Securities LLC
(a wholly-owned subsidiary of Bexil Corporation)

Statement of Financial Condition
December 31, 2013

FILED PURSUANT TO RULE 17a-5(e)(3) AS A PUBLIC DOCUMENT

Bexil Securities LLC
(a wholly-owned subsidiary of Bexil Corporation)

Contents

Bexil Securities LLC
11 Hanover Square
New York, NY 10005
1-212-785-0900

February 27, 2014

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549
(202) 942-8088

We enclose two (2) copies of each of the following reports for Bexil Securities LLC as of December 31, 2013:

- Annual Audited Report Form X-17A-5 which includes the Report of Independent Certified Public Accountants on Internal Control Required by SEC Rule 17a-5
- Statement of Financial Condition and report of Independent Certified Public Accountants
- Independent Accountants Report on Applying Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Sincerely,

Thomas O'Malley
Vice President and
Chief Financial Officer

BDO

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Independent Auditor's Report

To the Member of
Bexil Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of Bexil Securities LLC (the "Company") (a wholly-owned subsidiary of Bexil Corporation) as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Bexil Securities LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

BDO USA, LLP

February 25, 2014

Bexil Securities LLC
(a wholly-owned subsidiary of Bexil Corporation)

Statement of Financial Condition

December 31, 2013	
Assets	
Cash and cash equivalents	$ 427,634
Investments, at fair value (cost $6,008,812)	6,593,727
Due from broker	173,295
Prepaid expenses	1,176
	$7,195,832
Liabilities and Member's Equity	
Liabilities:	
Due to related parties	$ 294
Payable for securities purchased	173,295
Accrued expenses and other liabilities	19,131
Total Liabilities	192,720
Commitments and Contingencies (Note 6)	
Member's Equity:	
Member's capital	5,476,232
Retained earnings	1,526,880
Total Member's Equity	7,003,112
	$7,195,832

See accompanying notes to statement of financial condition.

1. Organization

Bexil Securities LLC ("BSLLC" or the "Company") is a Maryland limited liability company. The Company is a single member limited liability company and Bexil Corporation ("Bexil") is its sole member. The Company is registered under the Securities Exchange Act of 1934 (the "Exchange Act") as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company may engage in the following business activities: trading securities for its own account through a Proprietary Account of Introducing Brokers agreement ("PAIB") with an unrelated broker-dealer and mutual fund underwriter or sponsor on a best efforts basis.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and is expressed in United States (U.S.) dollars.

Cash and Cash Equivalents

The Company considers all investments in money market funds, short-term investments and other marketable securities maturing ninety days or less that are not held-for-sale in the ordinary course of business as cash equivalents. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

Investment Transactions

The Company records investment transactions based on the trade date.

Valuation of Investments

Listed securities are valued at the last reported sales price on the date of determination on the principal exchange on which such securities are traded or, if not available, at the exchange listed bid price if held long and the listed ask price if sold short.

Fair Value of Financial Instruments

The fair values of the Company's assets and liabilities, which qualify as financial instruments, approximate the carrying amounts presented on the statement of financial condition.

Fair Value Measurement

Fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses a three level hierarchy for fair value measurements based on the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available under the circumstances. The Company's investment in its entirety is assigned a level based upon the inputs which are significant to the overall valuation. The inputs or methodology used for valuing investments are not an indication of the risk associated with investing in those securities. The hierarchy of inputs is summarized below.

Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities including securities actively traded on a securities exchange.

Level 2 - observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability which may include quoted prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates, and similar data.

Level 3 - unobservable inputs for the asset or liability including the Company's own assumptions about the assumption a market participant would use in valuing the asset or liability

The carrying amounts of cash and cash equivalents, receivables, and accounts payable and accrued expenses approximate fair value because of the short maturity of these items.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could significantly differ from those estimates.

Income Taxes

No provision for Federal, state and local income taxes has been made in the accompanying financial statement, as the individual member is responsible for its proportionate share of the Company's taxable income. Interest, dividends and other income realized by the Company from non-U.S. sources and capital gains realized on the sale of securities of non-U.S. issuers may be subject to withholding and other taxes levied by the jurisdiction in which the income or gain is sourced.

The Company recognizes a tax benefit from an uncertain position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and precedents. If this threshold is met, the Company measures the tax benefit as the largest amount of benefit that is more likely than not being realized upon ultimate settlement. The Company is subject to potential examination by taxing authorities in various jurisdictions. The open tax years under potential examination vary by jurisdiction. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of income. As of December 31, 2013, there was no impact to the financial statement related to accounting for uncertain income tax positions.

3. Significant Risk Factors

In the normal course of business, the Company may enter into transactions in various financial instruments. The Company's financial instruments may be subject to, but are not limited to, the following risks:

Market Risk

Market risk represents the potential loss that can be caused by a change in the fair value of the financial instrument or underlying of a derivative.

Credit Risk

Credit risk represents the potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their obligations to the Company. The Company minimizes its exposure to credit risk by conducting transactions with established, reputable financial institutions. Counterparty exposure is monitored on a regular basis.

The Company's securities transactions are provided by Morgan Stanley, pursuant to prime brokerage and other related agreements. This broker is a member of major securities exchanges. The Company is subject to credit risk should the broker be unable to fulfill its obligations.

The cash at the broker, at times, may exceed the amount insured by the Securities Investor Protection Corporation.

Liquidity Risk

Liquidity risk represents the possibility that the Company may not be able to sell its positions in times of low trading volume, high volatility and financial stress at a reasonable price.

Interest Rate Risk

Interest rate risk represents the effect from a change in interest rates, which could result in an adverse change in the fair value of an interest-bearing financial instrument.

4. Financial Instruments

The following presents the Company's financial instruments' fair value hierarchy measured at fair value on a recurring basis as of December 31, 2013.

The Company holds 436,382 shares of Dividend and Income Fund ("DNI"), a publicly-traded affiliate, as of December 31, 2013. DNI retains Bexil Advisers LLC, a subsidiary of Bexil, as its investment adviser and certain officers and directors of the Company also serve as officers and or directors of DNI. The investment in DNI represents approximately 5% of the outstanding shares of DNI.

The following is a summary of the inputs used as of December 31, 2013 in valuing the Company's investments:

	Valuation Input			
	Level 1	Level 2	Level 3	Total
Common stock of publicly-traded affiliate	$6,593,727	$ -	$ -	$6,593,727

There were no transfers between Levels during the year ended December 31, 2013.

5. Related Party Transactions

Certain officers of the Company also serve as officers and/or directors of Winmill & Co. Incorporated ("Winco"), Tuxis Corporation ("Tuxis"), Self Storage Group, Inc. ("SELF"), and their affiliates (collectively with Bexil, the "Affiliates"). At December 31, 2013, Winco owned approximately 23%, 21%, and 2% of the outstanding common stock of Bexil, Tuxis, and SELF, respectively. Pursuant to an arrangement between a professional employer organization ("PEO") and the Affiliates, the PEO provides payroll, benefits, compliance, and related services for concurrently employed employees of the Affiliates in accordance with applicable rules and regulations of the Internal Revenue Service, and in connection therewith Midas Management Corporation ("MMC"), a subsidiary of Winco, acts as a conduit payer of compensation and benefits to Affiliate employees. Rent expense of jointly used office space and overhead expenses for various jointly used administrative and support functions jointly incurred by the Affiliates are allocated among them. As of December 31, 2013, the Company had a payable of $294 to Bexil for expenses paid on its behalf.

The Company's carrying value in DNI was $6,593,727 at December 31, 2013.

6. Regulatory Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Exchange Act. The Company must maintain net capital, as defined, of not less than $100,000, or 6-2/3% of aggregate indebtedness, whichever is greater, and a ratio of aggregate indebtedness to net capital, as defined, of not more than 15 to 1.

At December 31, 2013, the Company had net capital, as defined, of $3,237,747, which exceeded its net capital requirement of $100,000 by $3,137,747. The ratio of aggregate indebtedness to net capital was approximately .06 to 1.

7. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statement through February 25, 2014, the date the financial statement was available to be issued. Management has determined that there are no material events that would require disclosure in the Company's financial statements.